EXHIBIT 99.1

Equinor appoints new chief financial officer

Equinor (OSE: EQNR, NYSE: EQNR) announces that Ulrica Fearn is appointed chief financial officer (CFO) and executive vice president, with effect from 16 June 2021. Fearn will succeed acting CFO Svein Skeie, who will become senior vice president CFO Performance Management and Risk with effect from the same date.

Fearn is currently Director of Group Finance at BT Plc, where she has helped drive cultural change and strong sustainable performance since 2017.

“I am pleased to welcome Ulrica to Equinor and our leadership team. Her deep and extensive experience in leading financial operations, as well as driving operational, control and shared services results, will make a strong contribution to the leadership of Equinor. She also brings renewal and increased diversity to the Corporate Executive Committee. She is guided by her strong values and I am confident Ulrica will provide good leadership as we position Equinor for the future,” says Anders Opedal, president and CEO of Equinor.

At BT, Fearn with a focus on profit and loss, balance sheet and cash flow performance, led the development and implementation of a finance transformation programme. This has involved a new group-wide information model, control frameworks, and enhanced reporting.

Prior to BT, Fearn built an international career at Diageo Plc. Originally joining them in 1998, she took leadership roles of increasing responsibility covering treasury, internal audit, and finance business partnering. Her career at Diageo culminated in general management responsibility for global shared services. Here she led the expansion of the service offering whilst upgrading performance to position the operation as a premier global shared services operation.

“I am thrilled to join Equinor and return to my native Scandinavia. Equinor has a strong business, a strong position, a proud history, and an exciting change journey ahead. I look forward to working with the team to further strengthen the company,” says Ulrica Fearn.

As CFO, Fearn will lead Equinor’s global finance organisation and be responsible for treasury and tax, investor relations, performance management and risk, accounting and financial compliance, business development and corporate mergers and acquisitions, corporate strategy and global business services.

Fearn holds a master’s degree in business and finance from the University of Halmstad.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act